Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2017 and 2016

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$47,347	$60,057
Short-term investments	354	848
Accounts receivable (note 6)	68,340	66,660
Inventories (note 7)	53,170	53,300
Prepaid expenses	7,204	4,572
Current assets held for sale (note 5)	39,276	28,325
	215,691	213,762
Long-term investments (note 8)	11,397	13,422
Property, plant and equipment (note 9)	54,696	54,576
Intangible assets (note 10)	21,330	21,832
Deferred income tax assets	2,415	1,640
Goodwill	2,969	2,923
Other long-term assets	16,823	14,532
Long-term assets held for sale (note 5)	—	8,773
	$325,321	$331,460
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$86,415	$79,943
Current portion of restructuring, termination and other exit obligations (note 12)	5,976	5,408
Current portion of deferred revenue	3,315	3,544
Current portion of long-term debt (note 13)	47,672	48,097
Current portion of long-term royalty payable (note 14)	8,851	1,500
Current portion of warranty liability (note 15)	5,872	6,032
Current liabilities held for sale (note 5)	23,802	15,216
	181,903	159,740
Restructuring, termination and other exit obligations (note 12)	7,683	8,715
Deferred revenue	436	590
Long-term debt (note 13)	30,764	30,935
Long-term royalty payable (note 14)	13,875	20,062
Warranty liability (note 15)	5,754	6,207
Deferred income tax liabilities	5,161	5,909
Other long-term liabilities	5,700	5,657
Long-term liabilities held for sale (note 5)	—	8,207
	251,276	246,022
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
110,213,277 (2016 - 110,109,092) common shares	1,043,038	1,042,410
Other equity instruments	21,467	20,926
Additional paid in capital	10,079	10,079
Accumulated deficit	(969,414)	(956,890)
Accumulated other comprehensive loss	(31,125)	(31,087)
	74,045	85,438
Commitments and contingencies (note 18)
	$325,321	$331,460
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2017 and 2016

	Three months ended March 31,
	2017	2016
		(Adjusted, note 8)
Product revenue	$56,329	$23,555
Service and other revenue	3,694	456
	60,023	24,011
Cost of revenue and expenses:
Cost of product revenue	42,512	17,631
Research and development	12,081	11,633
General and administrative	10,820	10,079
Sales and marketing	4,336	3,697
Restructuring, termination and other exit costs (note 12)	1,574	—
Foreign exchange (gain) loss	(1,571)	1,346
Depreciation and amortization	2,371	2,725
(Gain) loss on sale of investment and assets	(67)	—
	72,056	47,111
Loss from operations	(12,033)	(23,100)

Income from investments accounted for by the equity method	1,768	748
Interest on long-term debt and amortization of discount	(3,226)	(2,272)
Interest and other income, net of bank charges	(124)	(62)
Loss before income taxes	(13,615)	(24,686)
Income tax recovery	(790)	(152)
Net loss from continuing operations	(12,825)	(24,534)
Net income from discontinued operations (note 5)	301	—
Net loss for the period	(12,524)	(24,534)
Other comprehensive income loss:
Cumulative translation adjustment	(38)	1,588
Comprehensive loss	$(12,562)	$(22,946)

Earnings (Loss) per share:
From continued operations - basic and diluted	$(0.12)	$(0.38)
From discontinued operations - basic and diluted	0.01	N/A
Net loss - basic and diluted	$(0.11)	$(0.38)
Weighted average common shares outstanding:
Basic and diluted	110,171,034	64,413,316

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2017 and 2016

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
January 1, 2016 (Adjusted, note 8)	64,380,819	$937,029	$16,460	$9,837	$(859,317)	$(32,382)	$71,627
Issue of common shares on exercise of share units	107,543	835	(835)	—	—	—	—
Stock-based compensation	—	—	3,208	—	—	—	3,208
Net loss for the period	—	—	—	—	(24,534)	—	(24,534)
Other comprehensive loss	—	—	—	—	—	1,588	1,588
March 31, 2016 (Adjusted, note 8)	64,488,362	$937,864	$18,833	$9,837	$(883,851)	$(30,794)	$51,889

January 1, 2017	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
Issue of common shares on exercise of share units	104,185	628	(628)	—	—	—	—
Stock-based compensation	—	—	1,169	—	—	—	1,169
Net loss for the period	—	—	—	—	(12,524)	—	(12,524)
Other comprehensive income	—	—	—	—	—	(38)	(38)
March 31, 2017	110,213,277	$1,043,038	$21,467	$10,079	$(969,414)	$(31,125)	$74,045

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2017	2016
Cash flows from (used in) operating activities:		(Adjusted, note 8)
Net loss for the period from continuing operations	$(12,825)	$(24,534)
Items not involving cash:
Depreciation and amortization	3,616	3,108
Stock-based compensation expense	1,169	3,994
Unrealized foreign exchange gain	(1,571)	1,346
Deferred income tax (recovery) expense	(790)	—
Income from investments accounted for by the equity method	(1,768)	(748)
Accretion of long-term debt	3,225	1,336
Inventory write-downs to net realizable value	—	51
Change in fair value of derivatives and bad debts expense	—	82
Restructuring obligations	1,574	—

Changes in non-cash operating working capital:
Accounts receivable	(1,914)	(1,321)
Inventories	(929)	(605)
Prepaid and other assets	(6,688)	(956)
Accounts payable and accrued liabilities	1,372	(2,475)
Deferred revenue	(529)	(367)
Warranty liability	(782)	(1,999)
Net cash used in operating activities of continuing operations	(16,840)	(23,088)
Net cash from operating activities of discontinued operations	4,040	—

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(2,219)	(1,431)
Proceeds on sale of investments	167	—
Dividends received from joint ventures	3,801	4,362
Proceeds on sale of assets	67	—
Net cash from investing activities of continuing operations	1,816	2,931
Net cash used in investing activities of discontinued operations	(142)	—

Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(15,752)	(2,903)
Drawings on operating lines of credit and long-term facilities	14,094	18,638
	(1,658)	15,735

Effect of foreign exchange on cash and cash equivalents	74	1,192
Increase (decrease) in cash and cash equivalents	(12,710)	(3,230)
Cash and cash equivalents, beginning of period	60,057	27,143
Cash and cash equivalents, end of period	$47,347	$23,913

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (continued) (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2017	2016
Supplementary information:
Interest paid	$1,978	$1,869
Taxes paid, net of refunds	—	108

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On June 1, 2016, the Company merged with Fuel Systems Solutions, Inc. The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation and industrial markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. As discussed in note 5, the Company's Industrial operating segment (excluding the electronics and high pressure product lines) met the classification requirements of assets held for sale during the first quarter of 2017. The Company has reclassified the comparative figures in the balance sheet as assets held for sale and reported the results of the operations of the industrial business as discontinued operations.

2. Liquidity and going concern

Management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern. At March 31, 2017, the Company's cash and cash equivalents were $47,347 and its long-term debt was $78,436, of which $47,672 matures in 2017. The Company incurred significant recurring losses and negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and cash outflows through 2017, largely due to the start up of production and commercial distribution of HPDI 2.0 in the fourth quarter of 2017. Overall, the Company forecasts negative cash flows in 2017.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)     Forecast operating and capital investment requirements

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Technology Investments segment where the Company expects significant costs for final development, testing and capital expenditures on its HPDI 2.0 program with a major original equipment manufacturer ("OEM") in fiscal 2017.

(b)    Maturing Debt

Significant debt maturing in 2017 is the CDN $55,000 Debentures ("Debentures") maturing on September 15, 2017. This debt is classified as a current liability in the condensed consolidated balance sheet as at March 31, 2017. Details of this loan can be found in note 13(a) to these condensed consolidated interim financial statements.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

(a)    Asset sales

In conjunction with its rationalization and synergy program, the Company has a number of initiatives to simplify the number of businesses that the Company will focus on. As a result, the Company has identified a number of non-core assets that it has or would make available for sale, subject to appropriate terms and conditions in the circumstances. The Company has been active in discussions with interested parties and one transaction closed subsequent to the quarter ended March 31, 2017 with gross proceeds of $70,000 ($62,732 net of holdback and working capital adjustments, see note 5). A second initiative is currently in negotiation. These two non-core assets sales will contribute significant proceeds to the Company and will be used to fund the forecasted operating and capital investment requirements for HPDI 2.0 commercialization.

The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financings are not obtained when required.

(b)    Maturing Debt

The holders of the CDN $55,000 Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding. At the date of these interim financial statements, the Debenture holders have not elected to extend and have until August 1, 2017 to do so.

The Company has engaged financial advisors to assist with alternative sources of funding. As of the date of these interim financial statements, the Company has held discussions and received interest including draft term sheets from potential lenders that would allow the Company to refinance a portion of the Debentures. In addition, the Company has initiated discussions with a representative of the Debenture holders on extending or replacing the Debentures with new financing. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) to refinance a portion of the Debentures, either with the Debenture holders or new lenders, will be entered into on a timely basis.

Management's assessment and conclusion

Management is confident that the cash on hand at March 31, 2017 of $47,347, the estimated proceeds from the sales of noncore assets and the estimated proceeds from financing as discussed above will provide the cash flow necessary to fund operations over the next year to May 31, 2018, and as a result, management has determined that substantial doubt has been alleviated by management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to conclude the remaining non-core assets sales and raise the financing necessary, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying interim financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

 3. Basis of preparation:

(a)    Basis of presentation:

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These condensed consolidated interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016, filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2017 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is in the Canadian dollars and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended
	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2016
Canadian dollar	0.75	0.74	0.75	0.73
Australian dollar	0.76	0.72	0.77	0.72
Euro	1.07	1.06	1.07	1.10
Argentina Peso	0.06	0.06	0.06	0.07
RMB	0.15	0.14	0.15	0.15
Swedish Krona	0.11	0.11	0.11	0.12
Japanese Yen	0.01	0.01	0.01	0.01
Indian Rupee	0.02	0.01	0.02	0.01

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

4. Accounting changes:

(a)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company is evaluating the impact of this new standard to the financial statements.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

5. Assets and liabilities held for sale:

Consistent with the Company's strategy to simplify the number of businesses that the Company will focus on, the Board of Directors approved the plan to sell substantially all of the Industrial business segment (excluding the electronics and high pressure product lines). These assets and liabilities were available for sale during the first quarter of 2017 and were accounted for as held for sale at March 31, 2017. The comparative balances of the discontinued Industrial business segment were also reclassified as at December 31, 2016, with impact to the following balance sheets accounts: accounts receivable, inventories, property, plant and equipment, intangible assets, accounts payable and accrued liabilities, and warranty liability. The notes for these account balances have been adjusted for these reclassifications in these condensed consolidated interim financial statements.

Subsequent to the quarter ended March 31, 2017, on April 17, 2017, the Company reached an agreement to sell the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70,000. The transaction closed on April 28, 2017 and the Company received proceeds of $62,732, net of a $7,000 holdback and a $268 working capital adjustment. The holdback is to indemnify the purchaser for certain contingencies that could arise within two years from the closing of the transaction. The Company will be entitled to receive payment from the purchaser in the event that the contingent items are settled for less than $7,000, with interim settlement reviews and payments occurring at nine and eighteen months.

The carrying amount of the major classes of assets and liabilities for the held for sale Industrial business segment at March 31, 2017 and December 31, 2016 are shown below:

	March 31, 2017	December 31, 2016

Accounts receivable	$10,535	$10,518
Inventories	19,656	17,324
Other current assets	977	483
	31,168	28,325

Property, plant, and equipment	4,696	5,106
Intangible assets	999	1,026
Deferred income tax assets	1,892	2,127
Other noncurrent assets	521	514
	8,108	8,773
Total assets classified as held for sale	$39,276	$37,098

Accounts payable and accrued liabilities	$13,682	$13,302
Other current liabilities	2,457	1,914
	16,139	15,216
Other non-current liabilities	7,663	8,207
Total liabilities classified as held for sale	$23,802	$23,423

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

5. Assets and liabilities held for sale (continued):

The Industrial business was acquired on June 1, 2016 on acquisition of Fuel Systems Solutions, Inc. and thus, there was no discontinued operations for the three months ended March 31, 2016. The following table presents financial results of the Industrial business segment which are included in net income from discontinued operations for the three months ended March 31, 2017:

Product revenue	$17,546

Cost of product revenue	13,246
Research and development	1,176
General and administrative	1,348
Sales and marketing	949
Other expenses	240
16,959

Income from discontinued operations before income tax	587
Income tax expense	286
Net income from discontinued operations	$301

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

6. Accounts Receivable:

	March 31, 2017	December 31, 2016
Customer trade receivables	$67,576	$62,763
Due from related parties (note 8(a))	186	488
Other receivables	2,447	4,982
Income tax receivable	1,203	1,638
Allowance for doubtful accounts	(3,072)	(3,211)
	$68,340	$66,660

7. Inventories:

	March 31, 2017	December 31, 2016
Purchased parts	$37,537	$37,894
Work-in-process	3,804	3,794
Finished goods	11,172	11,095
Inventory on consignment	657	517
	$53,170	$53,300

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

8. Long-term investments:

	March 31, 2017	December 31, 2016
Cummins Westport Inc. (a)	$8,882	$10,950
Weichai Westport Inc.	1,824	1,824
Other equity-accounted investees	691	648
	$11,397	$13,422

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2017, the Company recognized its share of CWI’s income of $1,733 (three months ended March 31, 2016 - $507) in income from investments accounted for by the equity method.

As of March 31, 2017, the Company has a related-party accounts receivable balance of $186 from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2017	December 31, 2016
Current assets:
Cash and short-term investments	$96,089	$95,623
Accounts receivable	4,456	5,018
Other current assets	157	209
	100,702	100,850
Long-term assets:
Property, plant and equipment	1,002	1,074
Deferred income tax assets	42,633	45,321
	43,635	46,395
Total assets	$144,337	$147,245
Current liabilities:
Current portion of warranty liability	$25,376	$26,206
Current portion of deferred revenue	21,401	20,070
Accounts payable and accrued liabilities	15,599	7,125
	62,376	53,401
Long-term liabilities:
Warranty liability	23,225	27,282
Deferred revenue	38,099	41,788
Other long-term liabilities	2,863	2,863
	64,187	71,933
Total liabilities	$126,563	$125,334

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold to dealers and used to service warranty claims. The change was accounted for as a change in accounting policy and the comparative balances were restated on a retrospective basis. The associated adjustment for the three months ended March 31, 2016 was a net loss of $2,508.

	Three months ended March 31,
	2017	2016
		(Adjusted)
Product revenue	$50,998	$47,163
Parts revenue	19,728	17,803
	70,726	64,966
Cost of revenue and expenses:
Cost of product and parts revenue	48,963	48,352
Research and development	10,752	9,052
General and administrative	325	298
Sales and marketing	5,519	6,381
Foreign exchange (gain) loss	(1)	(8)
Bank charges, interest and other	155	192
	65,713	64,267
Income from operations	5,013	699
Interest and investment income (recovery)	174	137
Income before income taxes	5,187	836

Income tax expense (recovery)	1,722	(179)
Income for the period	$3,465	$1,015

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

9. Property, plant and equipment:

		Accumulated	Net book
March 31, 2017	Cost	depreciation	value
Land and buildings	$4,524	$1,173	$3,351
Computer equipment and software	8,902	7,276	1,626
Furniture and fixtures	6,179	2,945	3,234
Machinery and equipment	77,752	38,017	39,735
Leasehold improvements	13,688	6,938	6,750
	$111,045	$56,349	$54,696

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Land and buildings	$4,471	$1,127	$3,344
Computer equipment and software	8,682	6,970	1,712
Furniture and fixtures	6,004	2,544	3,460
Machinery and equipment	72,992	33,893	39,099
Leasehold improvements	13,597	6,636	6,961
	$105,746	$51,170	$54,576

10. Intangible Assets:

		Accumulated	Net book
March 31, 2017	Cost	amortization	value
Brands, patents and trademarks	$19,936	$5,425	$14,511
Technology	4,813	3,236	1,577
Customer contracts	11,594	6,489	5,105
Other intangibles	325	188	137
Total	$36,668	$15,338	$21,330

		Accumulated	Net book
December 31, 2016	Cost	amortization	value
Patents and trademarks	$19,679	$5,028	$14,651
Technology	4,735	3,068	1,667
Customer contracts	11,419	6,053	5,366
Other intangibles	319	171	148
Total	$36,152	$14,320	$21,832

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

11. Accounts payable and accrued liabilities:

	March 31, 2017	December 31, 2016
Trade accounts payable	$65,526	$59,096
Accrued payroll	11,994	11,617
Taxes payable	3,085	695
Due to related parties	—	1,191
Accrued interest	542	1,977
Other payables	5,268	5,367
	$86,415	$79,943

12. Restructuring, termination and other exit obligations:

	March 31, 2017			December 31, 2016
	Termination	Lease-exit	Total	Termination	Lease-exit	Total
Balance, beginning of period	$3,278	$10,845	$14,123	$—	$—	$—
Additions	1,574	—	1,574	7,198	11,802	19,000
Additions: Interest and others	—	363	363	—	509	509
Payments	(2,095)	(499)	(2,594)	(3,876)	(1,196)	(5,072)
Impact of foreign exchange	81	112	193	(44)	(270)	(314)
Balance, end of period	2,838	10,821	13,659	3,278	10,845	14,123
Less: current portion	(2,838)	(3,138)	(5,976)	(2,903)	(2,505)	(5,408)
Long-term portion	$—	$7,683	$7,683	$375	$8,340	$8,715

During the first quarter of 2017, the Company continued its restructuring activities and further implemented a reduction in workforce, resulting in employee severance and one-time termination benefits in Canada and Argentina.

During the third quarter of 2016, the Company initiated a series of restructuring activities which included the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs associated with the restructuring activities.

The remaining balance of the lease-exit obligations as at March 31, 2017 is related to a 10-year lease commitment for 116,000 square feet of office space located in Vancouver, Canada, which the Company exited as part of the restructuring activities. The liability at March 31, 2017 of $10,821 is equal to the present value of rent and other direct costs for the period of time the space is expected to remain contracted but unoccupied, less any expected rent to be paid to the Company by a tenant under a sublease over the remainder of the lease term. The cash flows have been discounted at 15% and the lease is expected to terminate in June 2026.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

13. Long-term debt:

	March 31, 2017	December 31, 2016
Subordinated debenture notes (a)	$41,101	$40,463
Senior revolving financing (b)	10,716	10,553
Convertible debt (c)	17,298	17,286
Other bank financing (d)	8,663	9,949
Capital lease obligations (e)	658	781
Balance, end of period	78,436	79,032
Current portion	(47,672)	(48,097)
Long-term portion	$30,764	$30,935

(a)     The subordinated debenture notes are unsecured, mature on September 15, 2017 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The holders of the Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years), provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding. At the date of these interim financial statements, the Debenture holders have not elected to extend and have until August 1, 2017 to do so.

(b)     The €10,000 senior revolving financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior revolving financing.

(c)    On January 11, 2016, the Company entered into a financing agreement with Cartesian Capital Group ("Cartesian") to support the Company's global growth initiatives. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January, 2016.

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.75% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable in one of our Italian subsidiaries.

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 3.07% to 12.0%.

The principal repayment schedule of the senior financings and convertible debt are as follows as at March 31, 2017:

	Subordinated debenture notes	Senior revolving financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2017	$41,101	$750	$—	$5,476	$345	$47,672
2018	—	1,714	—	262	189	2,165
2019	—	1,822	—	274	58	2,154
2020	—	1,929	—	285	47	2,261
2021 and thereafter	—	4,501	17,298	2,366	19	24,184
	$41,101	$10,716	$17,298	$8,663	$658	$78,436

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

14. Long-term royalty payable:
On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Royalty Agreement”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Royalty Agreement based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 24% per annum.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The sale of the APU business and the expected sale of additional Industrial assets will lead to royalty prepayments to Cartesian of approximately $10,500. As these new payment terms are substantially different than the original payment terms in the Royalty Agreement, the prepayment will result in a partial extinguishment of the royalty payable. The Company currently expects to record a loss on the partial extinguishment of approximately $5,000 on their completions. The portion of the advance payment which will reduce the principal payments has been classified as current royalty payable on the condensed consolidated interim balance sheet at March 31, 2017. The changes to the current portion of the royalty payable and the minimum payments are reflected in the tables below.

	March 31, 2017	December 31, 2016
Balance, beginning of period	$21,562	$—
Issuance of additional debentures	—	17,500
Accretion expense	1,164	4,062
Balance, end of period	22,726	21,562
Current portion	(8,851)	(1,500)
Long-term portion	$13,875	$20,062

The table below shows the original minimum repayments for the long-term royalty payable as at March 31, 2017 and the expected minimum repayments including the prepayments from the asset sales:

	Original minimum repayment	Expected minimum repayment
2017	$1,500	$12,000
2018	3,426	1,851
2019	6,164	4,589
2020	7,722	6,147
2021	9,054	7,479
2022 and thereafter	18,113	13,912
	$45,979	$45,979

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

15. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended March 31,
	2017	2016
Balance, beginning of period	$12,168	$13,991
Warranty claims paid	(758)	(3,005)
Warranty accruals	287	59
Impact of foreign exchange changes	(71)	951
Balance, end of period	11,626	11,996
Less: current portion	(5,872)	(4,804)
Long-term portion	$5,754	$7,192

16. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2017, the Company issued 104,185 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2016 – 107,543 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2017, the Company recognized $1,169 (three months ended March 31, 2016 - $3,994) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of March 31, 2017 and March 31, 2016 are as follows:

	Three months ended March 31, 2017		Three months ended March 31, 2016
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	6,664,591	$6.75	9,657,921	$7.62
Granted	—	—	—	—
Exercised	(104,185)	8.07	(107,543)	10.26
Forfeited/expired	(111,962)	5.70	(423,631)	15.74
Outstanding, end of period	6,448,444	$6.75	9,126,747	$7.21
Units outstanding and exercisable, end of period	2,309,173	$7.32	1,387,571	$9.66

As at March 31, 2017, $6,174 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.1 years.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

16. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2017 as follows:

March 31, 2017
CDN$
Share units:
Outstanding	$8,383
Exercisable	3,002
Exercised	135

(c)    Stock-based compensation

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended March 31,
	2017	2016
Research and development	$279	$649
General and administrative	611	2,579
Sales and marketing	279	766
	$1,169	$3,994

17. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Refer to note 8(a) for the related party transactions with CWI, and notes 13(c) and 14 for transactions with Cartesian.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

18. Commitments and contingencies:

(a)    Contractual Commitments:

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2017	$6,981
2018	9,239
2019	7,763
2010	6,358
2011	4,586
Thereafter	20,185
$55,112

These commitments include the facilities where we plan to exit and have taken a restructuring charge (note 12).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

The high pressure components and electronics product lines, formerly classified under the Industrial Business Segment, were consolidated into the Automotive business in the current period.

Industrial Business Segment

On April 17, 2017, the Company reached an agreement to sell its APU business and are in the final stages of sale of the remainder of the Industrial business. As the Company simplifies its operations, the Industrial Business Segment is no longer considered an operating segment and is reclassified to discontinued operations.

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0, will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are manufactured in partner facilities, offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI 2.0 fuel system.

Cummins Westport Inc. Joint Venture

CWI, our 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

Weichai Westport Inc. Joint Venture

WWI is a joint venture between the Company, Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment subsequent to the first quarter of 2016.

Financial information by business segment as follows:

	Three months ended March 31,
	2017	2016
Revenue:
Automotive	$56,329	$23,198
Corporate and Technology Investments	3,694	813
CWI	70,726	64,966
WWI	—	29,931
Total segment revenues	130,749	118,908
Less: equity investees' revenue	(70,726)	(94,897)
Consolidated revenue from continuing operations	$60,023	$24,011
Consolidated revenue from discontinued operations	$17,546	$—

	Three months ended March 31,
	2017	2016
Operating income (loss):
Automotive	$31	$(1,778)
Corporate and Technology Investments	(12,128)	(19,976)
Restructuring, termination and other exit costs	(1,574)	—
Foreign exchange gain (loss)	1,571	(1,346)
Gain (loss) on sale of investment	67	—
CWI	5,169	4,894
WWI	—	718
Total segment operating loss	(6,864)	(17,488)
Less: equity investees’ operating income	(5,169)	(5,612)
Consolidated operating loss from continuing operations	$(12,033)	$(23,100)
Consolidated operating income from discontinued operations	$748	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

	Three months ended March 31,
	2017	2016
Total additions to long-lived assets, excluding business combinations:
Automotive	$789	$122
Corporate and Technology Investments	1,430	1,309
	$2,219	$1,431

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue from continuing operations
	Three months ended March 31,
	2017	2016
Europe	68%	58%
Americas	21%	26%
Asia	9%	16%
Others	2%	—%

As at March 31, 2017, total long-term investments of $10,888 (December 31, 2016 - $12,876) was allocated to the Corporate and Technology Investments segment and $509 (December 31, 2016 - $546) was allocated to Automotive.

Total assets are allocated as follows:

	March 31, 2017	December 31, 2016
Automotive	$251,764	$270,594
Corporate and Technology Investments and unallocated assets	34,281	23,768
CWI	144,337	147,245
	430,382	441,607
Add: Assets held for sale	39,276	37,098
Less: equity investees’ total assets	(144,337)	(147,245)
Total consolidated assets	$325,321	$331,460

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial instruments:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2017, the Company has $47,701 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2017:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$86,415	$86,415	$86,415	$—	$—		$—
Unsecured subordinated debentures (note 13(a))	41,101	42,287	42,287	—	—		—
Senior revolving financing (note 13 (b))	10,716	11,842	1,016	4,123	4,346		2,357
Convertible debt (note 13 (c))	17,298	24,063	1,575	3,150	19,338	—	—
Other bank financing (note 13 (d))	8,663	9,077	5,637	668	2,772		—
Long-term royalty payable (note 14)	22,726	45,979	13,769	10,765	13,525	—	7,920
Capital lease obligations (note 13 (e))	658	740	460	214	66		—
Operating lease commitments	10,821	55,112	8,014	17,022	11,000		19,076
Royalty payments	2,577	3,868	—	3,868	—		—
	$200,975	$279,383	$159,173	$39,810	$51,047		$29,353

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in WWI accounted for using the cost method and interest in CWI and other investees, which are accounted for using the equity method.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital lease, which is based upon discounted cash flows, approximates their fair values.

The carrying values reported in the condensed consolidated balance sheet for the unsecured subordinated debenture notes (note 13(a)) is greater than its fair value based on a recent financing the Company performed with Cartesian (note 14). The approximate fair value of the unsecured subordinated debenture notes is approximately $36,390 (CDN 47,883). Additionally, the interest rate on the unsecured subordinated debenture notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the condensed consolidated balance sheet for senior financing agreements (note 13(b)) approximates their fair values as at March 31, 2017, as the interest rates on the debt are floating and therefore approximate the market rates of interest.  The Company’s credit spreads in these subsidiaries also have not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2017, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

21. Subsequent Events:

On April 17, 2017, the Company announced it entered into a definitive agreement to sell the assets of its APU business for total consideration of $70,000, subject to certain customary adjustments. The transaction closed on April 28, 2017 and the Company received proceeds of $62,732, net of a $7,000 holdback and a $268 working capital adjustment (see note 5 for additional details). The Company expects to record a gain on this transaction and the amount will be finalized in the second quarter of 2017.

As discussed in note 14, based on the Consent Agreement, the Company is required to prepay the Cartesian royalty with approximately $8,000 of the APU proceeds. The Consent Agreement and the APU sale have created a partial extinguishment to the Royalty Agreement and will result in an estimated loss of $5,000 in the second quarter of 2017.